TAG Oil Files 2007 Results and Independent Report on Reserves

Vancouver, British Columbia – July 27th, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company has filed its audited consolidated financial statements and the accompanying management’s discussion and analysis, reserves statement and an independent evaluator’s report on reserves for the year-ended March 31, 2007, as required pursuant to National Instruments 51-101 and 51-102.

Copies of these documents can be obtained electronically through the SEDAR system at www.sedar.com or through the Company’s website at www.tagoil.com.

Oil reserves:
An independent assessment of reserves was conducted as of March 31, 2007 that has assigned gross Proven Undeveloped Reserves of 1,655,100 boe and gross probable reserves of 1,299,200 boe to the Cheal Oil Field (TAG interest: 30.5%) . The value of TAG’s share of proven and probable reserves, discounted at 10%, is US$17.68 mm. BOE is defined as the sum of the oil reserves, plus gas reserves divided by a factor of six, plus the natural gas liquid reserves, all expressed in barrels.

Summary of Selected Financial Information:
The 30.5% interest in the Cheal Oil Field provided the Company with $938,838 in revenue from gross production of 45,094 barrels of oil, over the final three quarters of the 2007 fiscal year utilizing temporary production facilities.

TAG started the 2007 fiscal year with $18.8 million in cash and cash equivalents and ended the year with $13.43 million at March 31, 2007. Shareholders equity at March 31, 2007 was $40.14 million, compared to $27.03 million at March 31, 2006 an increase resultant from a 40mm share private placement that raised $28.05 million that enabled the Company to purchase Cheal Petroleum Limited which owns a 30.5% interest in the Cheal Oil Field and a 15.1% interest in the Cardiff deep gas prospect. TAG began the 2007 fiscal year with 46,631,081 shares outstanding and ended the year with 91,631,081 shares outstanding (undiluted).

The Company incurred $40.55mm (2006: $7.58mm) worth of expenditures on its oil and gas properties during fiscal 2007, of which $27.54mm related to the acquisition of Cheal Petroleum and the development of the Company’s interest in the Cheal Oil Field.

The loss recorded for the 2007 fiscal year was $18.56 million ($0.22 per share) compared to $1.43million ($0.04 per share) last year. The loss includes a $17.25mm write-down of a number of the Company’s oil and gas exploration properties based on certain exploration and drilling results conducted throughout the 2007 fiscal year.

Subsequent to Fiscal 2007:
The Company and its joint venture partner have made significant progress on the Cheal production facility with completion of pre-commissioning recently achieved and an expectation that final commissioning will occur in September 2007. TAG expects gross production to increase from the present temporary scheme of 350 bbls/d to approximately 800 bbls/day when the facility is initially commissioned, with a further expectation that this will increase to 1,400 to 1,500 bbls/day after two additional A-site wells have been completed. In addition to the Cheal Oil Field operations, the Cardiff joint venture (TAG interest: 15.1%) has initiated efforts to re-enter the Cardiff-2A well and begin testing the promising K3E sands. TAG also continues to work with its joint venture partners to prepare for other exploration activity in the Taranaki and East Coast basins of New Zealand.

The Company has also reached an out of court settlement with Green Gate Limited with respect to PEP 38260 and the Kate prospect.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of producing and exploration assets in totaling 560,016 gross acres (net 203,334) in and around the Taranaki and East Coast basins of New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Drew Cadenhead
drew.cadenhead@tagoil.com
64-6-769-6065

Garth Johnson
gje@tagoil.com
604-609-3350

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